Oddo BHF New York Corporation

**Statement of Financial Condition
And
Reports of Independent Registered Public Accounting Firm**

December 31, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50975

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 01/01/2023 _____ AND ENDING _____ 12/31/2023 _____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oddo BHF New York Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 5th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

  Louis-Paul Roger   646-723-7470

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions

(Name – if individual, state last, first, middle name)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

04/13/2010   5036

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Louis-Paul Roger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oddo BHF New York Corporation, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LOUIS-PAUL ROGER [signature]

CEO

Lori Alessi

Notary Public

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ODDO BHF NEW YORK CORPORATION

Index
December 31, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's
of **ODDO BHF New York Corporation:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **ODDO BHF New York Corporation** as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **ODDO BHF New York Corporation** as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **ODDO BHF New York Corporation's** management. Our responsibility is to express an opinion on **ODDO BHF New York Corporation's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **ODDO BHF New York Corporation** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **ODDO BHF New York Corporation's** auditor since 2023.

Assurance Dimensions
Margate, Florida
February 29, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ODDO BHF NEW YORK CORPORATION

Statement of Financial Condition
As of December 31, 2023

<u>ASSETS</u>

Cash and cash equivalents	$	8,142,673
Right of use asset -operating lease		882,033
Due from Parent		781,913
Deferred tax asset		242,709
Accounts receivable customer		170,455
Security deposit		150,768
Equipment and leasehold improvements, net		22,805
Fail to deliver - securities		6,945
Other assets		113,302
TOTAL ASSETS	$	10,513,603

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:

Accrued expenses and other liabilities	$	1,734,244
Lease liability		947,392
Fail to receive		170,455
Taxes payable		166,670
Accounts payable		65,185
Accounts payable - customer		6,945
Total Liabilities	$	3,090,891

Stockholder's equity:

Common stock, no par value, 200 shares authorized, 1 share issued and outstanding	$	-
Additional paid-in capital		2,749,911
Retained earnings		4,672,801
Total stockholder's equity	$	7,422,712
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,513,603

The accompanying notes are an integral part of these financial statements.

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statement
December 31, 2023

1. **Organization and Business Description**

    Oddo BHF New York Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA). The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly-owned subsidiary of Oddo BHF S.C.A (the "Parent").

    The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent. These trades are settled on a delivery versus payment basis.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC").

    Use of Estimates in the Preparation of Financial Statements

    The preparation of the financial statement is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statement.

    Income Taxes
    The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in this financial statement or tax return. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

    Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

    Uncertain tax positions are recorded in accordance with ASC Topic 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statement
December 31, 2023

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The amount on deposit at this institution exceeds the maximum balance of $250,000 insured by the Federal Deposit Insurance Corporation ("FDIC"). However the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following categories.

Level 1 – inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting data.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3. **Equipment and Leasehold Improvements**

    The Company had the following leasehold improvements and related accumulated depreciation and amortization at December 31, 2023:

	Cost
Equipment & Leasehold Improvements	$ 42,851
Less: accumulated depreciation and amortization	(20,046)
Net equipment & leasehold improvements	$ 22,805

    Depreciation expense for the year ended December 31, 2023 was $14,284.

ODDO BHF NEW YORK CORPORATION

Notes to the Financial Statement
December 31, 2023

---

4.   Leases

In February 2016, FASB established ASC Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize lease on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (RoU) that requires a lessee to recognize a RoU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Lease will be classified as finance or operating, with classification affecting the pattern and classification of expenses recognition in the income statements.

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Lease operating costs for the year ended December 31, 2023 were $ 270,448.

Amounts reported in balance sheet as of December 31, 2023 were as follows:

Operating lease ROU assets $ 1,085,321

Operating lease liabilities $ 1,152,004

There are 3.75 years remaining on the lease and the discount rate used on the lease was 5.8%.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2023 are as follows:

Years Ending December 31	Amount
2024	$ 272,745
2025	279,564
2026	286,553
2027	219,381
	$ 1,058,243

5.   **Income Taxes**

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The statutory rate differs from the effective rate primarily due to the effects of state and local taxes. The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets are as follows:

Deferred tax asset		
Deferred rent	$	14,961
Accruals		232,998
Depreciation		(5,250)
Total deferred tax asset	$	242,709

As of December 31, 2023, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized.

At December 31, 2023, management believes the Company did not have any uncertain tax positions.

6.   **Related Party Transactions**

The Company is paid a service fee by an affiliate based upon total expenses incurred.

The Company also pays a support service fee to an affiliate.

7.   **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected the alternative standard which requires the maintenance of $250,000 in minimum net capital. At December 31, 2023, the Company had net capital of $ 6,059,422 that was $5,809,422 in excess of its required net capital of $250,000. The Company claims exemption from SEC rule 15c3-3 under section (k)(2)(i).

8.   **Financial Instruments with Off-Balance Sheet Risk**

The Company is engaged in various brokerage activities whose counterparties are primarily institutions.   In the normal course of business, the Company is involved in the execution and settlement of various foreign securities transactions.

The Company has a clearing arrangement with an affiliate, Oddo BHF S.C.A, under which Oddo BHF S.C.A. clears all transactions for the accounts of the Company's customers on an omnibus basis.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

9.   **Subsequent Events**

No other events or transactions subsequent to December 31, 2023 through the date this financial statement was issued that would require recognition or disclosure in this financial statement.